

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2010

<u>VIA U.S. Mail and Facsimile</u>

Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

> **Re:** **Exactech, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 10, 2010**
> **Form 10-Q for the fiscal quarter ended June 30, 2010**
> **File No. 000-28240**

Dear Mr. Phillips:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Comparative Statement of Income Data, page 31

Operating Expenses, page 32

1.   We see that you attribute the increase in research and development expense during 2009 to multiple items. In future filings, please quantify the impact of each item.

Liquidity and Capital Resources, page 35

Critical Accounting Policies and Use of Estimates, page 41

Goodwill and other intangible assets, page 42

2.   In future filings please expand your disclosure here and in Note 2 of your consolidated financial statements to include a more detailed and specific discussion of how you identify and measure goodwill impairment, including how you apply FASB ASC 350-20-35. Please disclose how you measure the fair value of your reporting units, including a description of the nature and extent of estimates and uncertainties that are inherent to that process.

3.   As a related matter, in future filings please discuss how reporting units are determined and how goodwill is allocated to those reporting units. In addition, disclose the actual date that you perform your annual goodwill impairment test. Please provide us with an example of your proposed future disclosure.

Consolidated Financial Statements

Note 14. Segment Information, page 73

4.   Please tell us where you have provided the disclosures about products and services as required by FASB ASC 280-10-50-40.

Item 10. Directors, Executive Officers and Corporate Governance, page 77

5.   We refer to your disclosure concerning Dr. William Petty and David W. Petty on page 7 of the proxy statement that you have incorporated by reference into your Form 10-K. In your applicable future filings, please briefly discuss the specific

experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.   Please refer to Item 401(e) of Regulation S-K.

<u>Item 11. Executive Compensation, page 77</u>

6.   We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

7.   We note from your discussion under the headings "Incentive Bonus and Profit Sharing" on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific company, team, and individual performance targets to be achieved in order for your named executive officers to earn their respective bonuses. Please provide us with your analysis as to why you did not disclose these performance targets. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that would result in competitive harm.

8.   We refer to your disclosure under the caption "Share Based Compensation" on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze "the company performance, level of responsibility and individual contribution" of each executive officer to explain how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

9.   We refer to your disclosure under the caption "Employment Agreements" on page 20 of the proxy statement that you have incorporated by reference into your Form

10-K. We note minimal, if any, discussion of your employment agreements with Mr. David Petty and Ms. Betty Perry. Please confirm that in your future filings, as applicable, you will disclose material terms of your employment agreements with all named executive officers. Please refer to Item 402(e)(1)(i) of Regulation S-K.

Item 15. Exhibits

10.   Please tell us why exhibits 4.7, 10.6, 10.82 and 10.83 are not filed in definitive form.

11.   Please tell us where you have filed each of the related party agreements that you describe on page 30 of your definitive proxy statement filed on March 26, 2010. If you have not filed these agreements, please tell us why you believe that you are not required to file these agreements pursuant to Item 601 of Regulation S-K or confirm that you will file them in an appropriate future filing.

Form 10-Q for the fiscal quarter ended June 30, 2010

12.   We note your disclosure on pages 9 and 10 that on May 24, 2010 you acquired Brighton Partners and that your director Albert H. Burstein beneficially owned 24% of the entity. Please tell us your basis for not filing the agreements governing this Brighton acquisition as exhibits in accordance with Item 601(b)(10) of Regulation S-K and Instruction Number 2 to paragraph (b)(10). Alternatively, please represent that you will file all material agreements relating to the Brighton acquisition in an appropriate future filing.

Condensed Consolidated Financial Statements

Note 6. Inventories, page 9

13.   We see that you classified $1.2 million of inventory as non-current inventory at June 30, 2010. Since inventories are usually are converted into cash within one year or operating cycle, and are adjusted to reflect the lower of cost or market, they are typically classified as current assets. Please tell us the nature of the non-current inventory and discuss how you determined the amounts should be recorded as non-current.

14.   We note the reference to inventory allowance "recoveries." Please tell us the nature of the recoveries and how your accounting treatment complies with the guidance in SAB Topic 5BB which states that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

15.   Please tell us your accounting treatment for consigned and loaned implant inventory, including when and how you become aware that the inventory has been used. In addition, in future filings please disclose the amount of consigned implant inventory in your financial statements or clarify if those amounts are included in the line item "finished goods on loan" in the table on page 9.

Item 4. Controls and Procedures, page 35

Disclosure of Controls and Procedures

16.   We reference your disclosure that disclosure controls and procedures were effective "during the six months ended June 30, 2010." Under Item 307 of Regulation S-K, you are required to assess if disclosure controls and procedures are effective as of the end of the period covered by the report (as of June 30, 2010). Please confirm to us that management assessed disclosure controls and procedures as effective as of June 30, 2010 and clarify your disclosure in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joel C. Phillips
Exactech, Inc.
September 29, 2010
Page 6

       You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551- 3635.

                                   Sincerely,

                                   Brian Cascio
                                   Accounting Branch Chief